EXHIBIT 99.1

Brookfield Business Partners Reports 2020 Year End Results

BROOKFIELD, News, Feb. 05, 2021 (GLOBE NEWSWIRE) -- Brookfield Business Partners L.P. (NYSE: BBU) (TSX: BBU.UN) (“Brookfield Business Partners”) announced today financial results for the year ended December 31, 2020.

“Our business was resilient in 2020 reflecting the quality of the companies we own and our disciplined approach to risk management which served us well in a challenging operating environment,” said Cyrus Madon, CEO of Brookfield Business Partners. “We remain focused on building value in our business and are well positioned with strong liquidity to execute on growth opportunities as investment activity continues to accelerate.”

	Three Months Ended December 31,		Twelve Months Ended December 31,
US$ millions (except per unit amount), unaudited	2020	2019	2020	2019
Net income (loss) attributable to unitholders[1]	$85	$(105)	$(169)	$88
Net income (loss) per limited partnership unit[2]	$0.56	$(0.70)	$(1.13)	$0.62

Company EBITDA[1,4]	$423	$342	$1,384	$1,213

Company FFO[1,3]	$295	$243	$870	$1,102
Company FFO per unit[2]	$1.97	$1.61	$5.80	$7.86
Company FFO, excluding gain (loss) on acquisitions/dispositions[1,3]	$259	$208	$792	$764
Company FFO, excluding gain (loss) on acquisitions/dispositions per unit[2]	$1.73	$1.38	$5.28	$5.45

Brookfield Business Partners generated Company EBITDA of $1.38 billion for the year ended December 31, 2020 compared to $1.21 billion for the year ended December 31, 2019 reflecting increased EBITDA in our Business Services and Infrastructure Services segments, partially offset by reduced contribution from our Industrials segment. 2020 Company FFO was $792 million ($5.28 per unit) compared to $764 million ($5.45 per unit) in the prior year and in each case excluding the benefit of gain on dispositions.

Net loss attributable to unitholders for the year ended December 31, 2020 was $169 million (loss of $1.13 per unit) compared to net income of $88 million ($0.62 per unit) in the prior year. Net loss in the year included provisions and impairments recorded during the year, partially offset by mark-to-market net gains on financial assets.

Operational Update

The following table presents Company EBITDA by segment:

	Three Months Ended December 31,		Twelve Months Ended December 31,
US$ millions, unaudited	2020	2019	2020	2019
Business Services	$92	$51	$271	$221
Infrastructure Services	156	106	602	468
Industrials	195	215	604	619
Corporate and Other	(20)	(30)	(93)	(95)
Company EBITDA[1,4]	$423	$342	$1,384	$1,213

Our Business Services segment generated Company EBITDA of $271 million in 2020, compared to $221 million in 2019. Results benefited from contributions by Sagen and Healthscope which we acquired in 2019, partially offset by the impact of the economic shutdown on our construction and gaming operations. Prior year results included contributions from our facilities management and executive relocation businesses which were sold in 2019.

Our Infrastructure Services segment generated Company EBITDA of $602 million in 2020, compared to $468 million in 2019. Results benefited from contribution of BrandSafway which we acquired in January 2020, improved performance at Westinghouse and increased contribution from Altera Infrastructure as a result of our increased ownership.

Our Industrials segment generated Company EBITDA of $604 million in 2020, compared to $619 million in 2019. Full year contribution from Clarios was offset by decreased contribution from GrafTech due to lower sales volumes and prices for graphite electrodes. Prior year results included contribution from our palladium producer which was sold in December 2019.

The following table presents Company FFO by segment:

	Three Months Ended December 31,		Twelve Months Ended December 31,
US$ millions (except per unit amounts), unaudited	2020	2019	2020	2019
Business Services	$86	$27	$229	$432
Infrastructure Services	95	63	364	314
Industrials	131	163	336	393
Corporate and Other	(17)	(10)	(59)	(37)
Company FFO[1,3]	$295	$243	$870	$1,102
Gain (loss) on acquisitions/dispositions, net	36	35	78	338
Company FFO, excluding gain (loss) on acquisitions/dispositions[1,3]	$259	$208	$792	$764
Company FFO, excluding gain (loss) on acquisitions/dispositions per unit[2]	$1.73	$1.38	$5.28	$5.45

2020 Company FFO, excluding gain (loss) on acquisitions/dispositions, increased to $792 million ($5.28 per unit) compared to $764 million ($5.45 per unit) in 2019 primarily due to incremental contributions from recent acquisitions, partially offset by reduced performance from certain Business Services and Industrials operations. Company FFO for the year ended December 31, 2019 included after-tax gains of $338 million recognized on businesses sold during 2019 compared to after-tax gains of $78 million recognized on the sale of businesses and public securities in 2020.

Strategic Initiatives

  Sagen MI Canada (Sagen)
  In October 2020, together with institutional partners, we reached a definitive agreement to acquire the 43% publicly held common shares in Sagen for an equity purchase price of approximately $1.2 billion. Our offer was accepted by Sagen shareholders in December and received court approval in January. The transaction is subject to regulatory approvals and expected to close in the first half of 2021. On closing Brookfield Business Partners' ownership interest in Sagen will increase to approximately 40%.

  Everise
  Subsequent to year end, together with institutional partners, we closed our acquisition of Everise for $360 million, comprising $240 million of equity and $120 million of financing to be secured post-closing. Brookfield Business Partners’ share is expected to be $85 million for an approximate 35% ownership interest. Everise is an established provider of customer management solutions for clients primarily in the healthcare and technology sectors in the U.S.

  GrafTech International (GrafTech)
  During and subsequent to the fourth quarter 2020, we sold approximately 45 million common shares of GrafTech to advance the ongoing monetization of our investment. Brookfield Business Partners' share of the proceeds was approximately $220 million.

  Investment in Public Securities
  In early 2020, together with institutional partners, we invested approximately $600 million in the equity of public securities. To date the value of our investment has increased substantially representing a total gain to Brookfield Business Partners of approximately $300 million.

  Unit Repurchase Program
  For the three months and twelve months ended December 31, 2020 we repurchased 881,245 and 1,858,671 of Brookfield Business Partners' units under our normal course issuer bid (NCIB).

Distribution

The Board of Directors has declared a quarterly distribution in the amount of $0.0625 per unit, payable on March 31, 2021 to unitholders of record as at the close of business on February 26, 2021.

Additional Information

The Board has reviewed and approved this news release, including the summarized unaudited consolidated financial statements contained herein.

Brookfield Business Partners’ Letter to Unitholders and the Supplemental Information are available at https://bbu.brookfield.com/reports-and-filings.

Notes:
1	Attributable to limited partnership unitholders, general partnership unitholders, special limited partnership unitholders and redemption-exchange unitholders.
2	Average number of partnership units outstanding on a fully diluted time weighted average basis, assuming the exchange of redemption exchange units held by Brookfield Asset Management for limited partnership units, for the three and twelve months ended December 31, 2020 was 149.2 million and 149.9 million, respectively (2019: 150.6 million and 140.1 million).
3	Company FFO is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as our share of net income and equity accounted income excluding the impact of depreciation and amortization, deferred income taxes, transaction costs, non-cash valuation gains or losses, impairment expense and other items. Company FFO includes realized disposition gains or losses recorded in net income or other comprehensive income, arising from transactions during the reporting period together with fair value changes recorded in prior periods. A reconciliation of net income to Company FFO is available on pages 8-11 of this release.
4	Company EBITDA is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as Company FFO excluding the impact of our share of realized disposition gains and losses, interest income and expense, and current income taxes. A reconciliation of net income to Company EBITDA is available on pages 8-11 of this release.

Brookfield Business Partners is a business services and industrials company focused on owning and operating high-quality businesses that benefit from barriers to entry and/or low production costs.

Brookfield Business Partners is the flagship listed business services and industrials company of Brookfield Asset Management, a leading global alternative asset manager with approximately $600 billion of assets under management. More information is available at www.brookfield.com.

Brookfield Business Partners is listed on the New York and Toronto stock exchanges. For more information, please visit our website at https://bbu.brookfield.com

Please note that Brookfield Business Partners' previous audited annual and unaudited quarterly reports have been filed on SEDAR and Edgar, and are available at https://bbu.brookfield.com/reports-and-filings. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please contact:

Media: Claire Holland Tel: +1 (416) 369-8236 Email: claire.holland@brookfield.com	Investors: Alan Fleming Tel: +1 (416) 645-2736 Email: alan.fleming@brookfield.com

Conference Call and 2020 Earnings Webcast Details

Investors, analysts and other interested parties can access Brookfield Business Partners’ 2020 results as well as the Letter to Unitholders and Supplemental Information on our website under the Reports & Filings section at https://bbu.brookfield.com

The conference call can be accessed via webcast on February 5, 2021 at 11:00 a.m. Eastern Time at https://bbu.brookfield.com or via teleconference at +1 (866) 688-9431 toll free in the U.S. and Canada. For overseas calls please dial +1 (409) 216-0818, at approximately 10:50 a.m. Eastern Time. The Conference ID is 2679680. A recording of the conference call will be available until February 11, 2021 by dialing +1 (855) 859-2056 toll-free in the U.S. and Canada or +1 (404) 537-3406 for overseas calls (Conference ID 2679680). A replay of the webcast will be available at https://bbu.brookfield.com.

Cautionary Statement Regarding Forward-looking Statements and Information

Note: This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield Business Partners, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield Business Partners to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; including as a result of the ongoing novel coronavirus pandemic (“COVID-19”); the behavior of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the ability to appropriately manage human capital; the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; governmental investigations; litigation; changes in tax laws; ability to collect amounts owed; catastrophic events, such as earthquakes; hurricanes and pandemics/epidemics; the possible impact of international conflicts and other developments including terrorist acts and cyber terrorism; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

In addition, our future results may be impacted by the government mandated economic restrictions resulting from the ongoing COVID-19 pandemic and the related global reduction in commerce and travel and substantial volatility in stock markets worldwide, which may negatively impact our revenues, affect our ability to identify and complete future transactions, impact our liquidity position and result in a decrease of cash flows and impairment losses and/or revaluations on our investments and assets, and therefore we may be unable to achieve our expected returns. See “Risks Associated with the COVID-19 Pandemic” in the “Risks and Uncertainties” section included in our Management’s Discussion and Analysis of Financial Condition and Results of Operations in our Form 20-F for the year ended December 31, 2020 to be made available.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, Brookfield Business Partners undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Cautionary Statement Regarding the Use of Non-IFRS Measures

This news release contains references to Non-IFRS Measures. When determining Company FFO and Company EBITDA, we include our unitholders’ share of Company FFO and Company EBITDA for equity accounted investments. Company FFO and Company EBITDA are not generally accepted accounting measures under IFRS and therefore may differ from definitions used by other entities. We believe these metrics are useful supplemental measures that may assist investors in assessing the financial performance of Brookfield Business Partners and its subsidiaries. However, Company FFO and Company EBITDA should not be considered in isolation from, or as substitutes for, analysis of our financial statements prepared in accordance with IFRS.

References to Brookfield Business Partners are to Brookfield Business Partners L.P. together with its subsidiaries, controlled affiliates and operating entities. Brookfield Business Partners’ results include publicly held limited partnership units, redemption-exchange units, general partnership units and special limited partnership units. More detailed information on certain references made in this news release will be available in our Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2020.

Brookfield Business Partners L.P.
Consolidated Statements of Financial Position

	As at
US$ millions, unaudited	December 31, 2020		December 31, 2019

Assets
Cash and cash equivalents		$2,743			$1,986
Financial assets		8,796			6,243
Accounts and other receivable, net		4,989			5,631
Inventory and other assets		5,280			5,282
Property, plant and equipment		13,982			13,892
Deferred income tax assets		761			667
Intangible assets		11,261			11,559
Equity accounted investments		1,690			1,273
Goodwill		5,244			5,218
Total Assets		$54,746			$51,751

Liabilities and Equity
Liabilities
Corporate borrowings		$610		$	nil
Accounts payable and other		17,932			16,496
Non-recourse borrowings in subsidiaries of Brookfield Business Partners		23,166			22,399
Deferred income tax liabilities		1,701			1,803
		$43,409			$40,698
Equity
Limited partners	$1,928		$2,116
Non-Controlling interests attributable to:
Redemption-Exchange Units, Preferred Shares and Special Limited Partnership Units held by Brookfield Asset Management Inc.	1,564		1,676
Interest of others in operating subsidiaries	7,845		7,261
		11,337			11,053
Total Liabilities and Equity		$54,746			$51,751

Brookfield Business Partners L.P.
Consolidated Statements of Operating Results

US$ millions, unaudited	Three Months Ended December 31,		Twelve Months Ended December 31,
	2020	2019	2020	2019

Revenues	$10,049	$11,320	$37,635	$43,032
Direct operating costs	(8,557)	(9,969)	(32,465)	(38,327)
General and administrative expenses	(260)	(228)	(968)	(832)
Depreciation and amortization expense	(547)	(518)	(2,165)	(1,804)
Interest income (expense), net	(394)	(388)	(1,482)	(1,274)
Equity accounted income (loss), net	31	52	57	114
Impairment expense, net	(114)	(285)	(263)	(609)
Gain (loss) on acquisitions/dispositions, net	95	190	274	726
Other income (expense), net	188	(46)	111	(400)
Income (loss) before income tax	491	128	734	626
Income tax (expense) recovery
Current	(84)	(93)	(284)	(324)
Deferred	(27)	52	130	132
Net income (loss)	$380	$87	$580	$434
Attributable to:
Limited partners	$45	$(57)	$(91)	$43
Non-controlling interests attributable to:
Redemption-Exchange Units held by Brookfield Asset Management Inc.	40	(48)	(78)	45
Special Limited Partners	—	—	—	—
Interest of others in operating subsidiaries	$295	$192	$749	$346

Brookfield Business Partners L.P.
Statements of Company Funds from Operations

For the three months ended December 31, 2020 US$ millions, unaudited	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total	Attributable to Non- controlling Interests	As per IFRS Financials
Revenues	$1,956	$457	$854	$—	$3,267	$6,782	$10,049
Direct operating costs	(1,832)	(311)	(650)	(1)	(2,794)	(5,763)	(8,557)
General and administrative expenses	(35)	(23)	(20)	(19)	(97)	(163)	(260)
Equity accounted Company EBITDA[5]	3	33	11	—	47	47	94
Company EBITDA[1,3,4]	$92	$156	$195	$(20)	$423
Realized disposition gain (loss), net[6]	15	—	25	—	40	85	125
Other income (expense), net[7]	1	(8)	(2)	—	(9)	(7)	(16)
Interest (income) expense	(15)	(47)	(65)	(7)	(134)	(260)	(394)
Current income taxes	(6)	3	(18)	10	(11)	(73)	(84)
Equity accounted current taxes and interest[5]	(1)	(9)	(4)	—	(14)	(14)	(28)
Company FFO[1,2,4]	$86	$95	$131	$(17)	$295
Depreciation and amortization expense					(180)	(367)	(547)
Gain on acquisition/disposition, net[6]					(11)	(19)	(30)
Impairment expense, net					(46)	(68)	(114)
Other income (expenses), net[7]					72	132	204
Deferred income taxes					(20)	(7)	(27)
Non-cash items attributable to equity accounted investments[5]					(25)	(10)	(35)
Net income (loss)[4]					$85	$295	$380

Notes:
1	The Statements of Company Funds from Operations above are prepared on a basis that is consistent with Brookfield Business Partners’ Supplemental Information and differs from net income as presented in Brookfield Business Partners’ Consolidated Statements of Operating Results on page 7 of this release, which is prepared in accordance with IFRS. Management uses Company FFO and Company EBITDA as key measures to evaluate operating performance. Readers are encouraged to consider all measures in assessing Brookfield Business Partners’ results.
2	Company FFO is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as our share of net income and equity accounted income excluding the impact of depreciation and amortization, deferred income taxes, transaction costs, non-cash valuation gains or losses, impairment expense and other items. Company FFO includes realized disposition gains or losses recorded in net income or other comprehensive income, arising from transactions during the reporting period together with fair value changes recorded in prior periods.
3	Company EBITDA is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as Company FFO excluding our share of realized disposition gains and losses, interest income and expense, and current income taxes.
4	Attributable to limited partnership unitholders, general partnership unitholders, special limited partnership unitholders and redemption-exchange unitholders.
5	The sum of these amounts equates to equity accounted income of $31 million as per IFRS statement of operating results.
6	The sum of these amounts equates to gain on acquisitions/dispositions, net of $95 million as per IFRS statement of operating results.
7	The sum of these amounts equates to other income of $188 million as per IFRS statement of operating results.

Brookfield Business Partners L.P.
Statements of Company Funds from Operations

For the twelve months ended December 31, 2020 US$ millions, unaudited	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total	Attributable to Non- controlling Interests	As per IFRS Financials
Revenues	$7,611	$1,900	$2,965	$—	$12,476	$25,159	$37,635
Direct operating costs	(7,220)	(1,340)	(2,303)	(11)	(10,874)	(21,591)	(32,465)
General and administrative expenses	(136)	(75)	(91)	(82)	(384)	(584)	(968)
Equity accounted Company EBITDA[5]	16	117	33	—	166	147	313
Company EBITDA[1,3,4]	$271	$602	$604	$(93)	$1,384
Realized disposition gain (loss), net[6]	61	—	24	—	85	219	304
Other income (expense), net[7]	4	(29)	—	—	(25)	(27)	(52)
Interest income (expense)	(62)	(163)	(255)	(6)	(486)	(996)	(1,482)
Current income taxes	(41)	(3)	(29)	40	(33)	(251)	(284)
Equity accounted current taxes and interest[5]	(4)	(43)	(8)	—	(55)	(33)	(88)
Company FFO[1,2,4]	$229	$364	$336	$(59)	$870
Depreciation and amortization expense					(719)	(1,446)	(2,165)
Gain on acquisition/disposition, net[6]					(11)	(19)	(30)
Impairment expense, net					(112)	(151)	(263)
Other income (expenses), net[7]					(121)	284	163
Deferred income taxes					37	93	130
Non-cash items attributable to equity accounted investments[5]					(113)	(55)	(168)
Net income (loss)[4]					$(169)	$749	$580

Notes:
1	The Statements of Company Funds from Operations above are prepared on a basis that is consistent with Brookfield Business Partners’ Supplemental Information and differs from net income as presented in Brookfield Business Partners’ Consolidated Statements of Operating Results on page 7 of this release, which is prepared in accordance with IFRS. Management uses Company FFO and Company EBITDA as key measures to evaluate operating performance. Readers are encouraged to consider all measures in assessing Brookfield Business Partners’ results.
2	Company FFO is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as our share of net income and equity accounted income excluding the impact of depreciation and amortization, deferred income taxes, transaction costs, non-cash valuation gains or losses, impairment expense and other items. Company FFO includes realized disposition gains or losses recorded in net income or other comprehensive income, arising from transactions during the reporting period together with fair value changes recorded in prior periods.
3	Company EBITDA is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as Company FFO excluding our share of realized disposition gains and losses, interest income and expense, and current income taxes.
4	Attributable to limited partnership unitholders, general partnership unitholders, special limited partnership unitholders and redemption-exchange unitholders.
5	The sum of these amounts equates to equity accounted income of $57 million as per IFRS statement of operating results.
6	The sum of these amounts equates to gain on acquisitions/dispositions, net of $274 million as per IFRS statement of operating results.
7	The sum of these amounts equates to other income of $111 million as per IFRS statement of operating results.

Brookfield Business Partners L.P.
Statements of Company Funds from Operations

For the three months ended December 31, 2019 US$ millions, unaudited	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total	Attributable to Non- controlling Interests	As per IFRS Financials
Revenues	$2,201	$413	$833	$—	$3,447	$7,873	$11,320
Direct operating costs	(2,126)	(305)	(610)	(3)	(3,044)	(6,925)	(9,969)
General and administrative expenses	(33)	(11)	(20)	(27)	(91)	(137)	(228)
Equity accounted Company EBITDA[5]	9	9	12	—	30	54	84
Company EBITDA[1,3,4]	$51	$106	$215	$(30)	$342
Realized disposition gain (loss), net	6	—	47	—	53	137	190
Other income (expense), net[6]	1	(3)	—	—	(2)	(6)	(8)
Interest income (expense)	(17)	(33)	(68)	14	(104)	(284)	(388)
Current income taxes	(12)	(4)	(28)	6	(38)	(55)	(93)
Equity accounted current taxes and interest[5]	(2)	(3)	(3)	—	(8)	(5)	(13)
Company FFO[1,2,4]	$27	$63	$163	$(10)	$243
Depreciation and amortization expense					(160)	(358)	(518)
Impairment expense, net					(175)	(110)	(285)
Other income (expense), net[6]					(26)	(12)	(38)
Deferred income taxes					21	31	52
Non-cash items attributable to equity accounted investments[5]					(8)	(11)	(19)
Net income (loss)[4]					$(105)	$192	$87

Notes:
1	The Statements of Company Funds from Operations above are prepared on a basis that is consistent with Brookfield Business Partners’ Supplemental Information and differs from net income as presented in Brookfield Business Partners’ Consolidated Statements of Operating Results on page 7 of this release, which is prepared in accordance with IFRS. Management uses Company FFO and Company EBITDA as key measures to evaluate operating performance. Readers are encouraged to consider all measures in assessing Brookfield Business Partners’ results.
2	Company FFO is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as our share of net income and equity accounted income excluding the impact of depreciation and amortization, deferred income taxes, transaction costs, non-cash valuation gains or losses, impairment expense and other items. Company FFO includes realized disposition gains or losses recorded in net income or other comprehensive income, arising from transactions during the reporting period together with fair value changes recorded in prior periods.
3	Company EBITDA is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as Company FFO excluding our share of realized disposition gains and losses, interest income and expense, and current income taxes.
4	Attributable to limited partnership unitholders, general partnership unitholders, special limited partnership unitholders and redemption-exchange unitholders.
5	The sum of these amounts equates to equity accounted income of $52 million as per IFRS statement of operating results.
6	The sum of these amounts equates to other income of $46 million as per IFRS statement of operating results.

Brookfield Business Partners L.P.
Statements of Company Funds from Operations

For the twelve months ended December 31, 2019 US$ millions, unaudited	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total	Attributable to Non- controlling Interests	As per IFRS Financials
Revenues	$8,927	$1,815	$2,549	$—	$13,291	$29,741	$43,032
Direct operating costs	(8,607)	(1,324)	(1,886)	(9)	(11,826)	(26,501)	(38,327)
General and administrative expenses	(136)	(53)	(70)	(86)	(345)	(487)	(832)
Equity accounted Company EBITDA[5]	37	30	26	—	93	148	241
Company EBITDA[1,3,4]	$221	$468	$619	$(95)	$1,213
Realized disposition gain (loss), net	342	—	64	(1)	405	321	726
Other income (expense), net[6]	(1)	(9)	(5)	—	(15)	(10)	(25)
Interest expense	(50)	(138)	(208)	37	(359)	(915)	(1,274)
Current income taxes	(75)	—	(71)	22	(124)	(200)	(324)
Equity accounted current taxes and interest[5]	(5)	(7)	(6)	—	(18)	(24)	(42)
Company FFO[1,2,4]	$432	$314	$393	$(37)	$1,102
Depreciation and amortization expense					(571)	(1,233)	(1,804)
Impairment expense, net					(303)	(306)	(609)
Other income (expense), net[6]					(149)	(226)	(375)
Deferred income taxes					38	94	132
Non-cash items attributable to equity accounted investments[5]					(29)	(56)	(85)
Net income (loss)[4]					$88	$346	$434

Notes:
1	The Statements of Company Funds from Operations above are prepared on a basis that is consistent with Brookfield Business Partners’ Supplemental Information and differs from net income as presented in Brookfield Business Partners’ Consolidated Statements of Operating Results on page 7 of this release, which is prepared in accordance with IFRS. Management uses Company FFO and Company EBITDA as key measures to evaluate operating performance. Readers are encouraged to consider all measures in assessing Brookfield Business Partners’ results.
2	Company FFO is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as our share of net income and equity accounted income excluding the impact of depreciation and amortization, deferred income taxes, transaction costs, non-cash valuation gains or losses, impairment expense and other items. Company FFO includes realized disposition gains or losses recorded in net income or other comprehensive income, arising from transactions during the reporting period together with fair value changes recorded in prior periods.
3	Company EBITDA is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as Company FFO excluding our share of realized disposition gains and losses, interest income and expense, and current income taxes.
4	Attributable to limited partnership unitholders, general partnership unitholders, special limited partnership unitholders and redemption-exchange unitholders.
5	The sum of these amounts equates to equity accounted income of $114 million as per IFRS statement of operating results.
6	The sum of these amounts equates to other income of $400 million as per IFRS statement of operating results.